ROBIN S. YONIS
Vice President
General Counsel
Office: (949) 219-6767
Fax: (949) 219-6952
Email: Robin.Yonis@PacificLife.com
December 16, 2005
VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pacific Funds Request for Withdrawal File Nos.: 033-61366 and 811-10385
Ladies and Gentlemen:
On December 15, 2005 a 485BPOS filing Post-Effective Amendment No. 44, for Pacific Funds was filed (the “Filing”). Solely as a result of an administrative error, the Filing was submitted with an effective date of December 15, 2005, instead of December 16, 2005 as intended. On December 16, 2005, a subsequent 485BPOS, Post Effective Amendment No. 45, will be filed noting the correct effective date of December 16, 2005, as intended.
Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Filing. We respectfully submit that a withdrawal of the Filing is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with the Filing.
We apologize for any confusion this may have caused. Please direct any comments or questions regarding this withdrawal to me at the above number or Douglas Dick of Dechert at 949-442-6060.
Very truly yours,
/s/ Robin S. Yonis